File No. 70-9053

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

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                          PRE-EFFECTIVE AMENDMENT NO. 1
                                     TO THE
                                    FORM U-1
                           APPLICATION AND DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                               UNITIL CORPORATION
                            CONCORD ELECTRIC COMPANY
                        EXETER & HAMPTON ELECTRIC COMPANY
                    FITCHBURG GAS AND ELECTRIC LIGHT COMPANY
                               UNITIL POWER CORP.
                               UNITIL REALTY CORP.
                             UNITIL RESOURCES, INC.
                              UNITIL SERVICE CORP.
                               6 Liberty Lane West
                          Hampton, New Hampshire 03842
              -----------------------------------------------------

                   (Name of company filing this statement and
                     address of principal executive offices)

                               UNITIL CORPORATION
                               6 Liberty Lane West
                          Hampton, New Hampshire 03842
              -----------------------------------------------------

                         (Name of top registered holding
                 company parent of each applicant or declarant)

                                  Gail A. Siart
                             Chief Financial Officer
                               UNITIL CORPORATION
                               6 Liberty Lane West
                          Hampton, New Hampshire 03842
              -----------------------------------------------------

                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                              William S. Lamb, Esq.
                    LeBoeuf, Lamb, Greene, and MacRae, L.L.P.
                              125 West 55th Street
                         New York, New York 10019 - 5389



ITEM 1.       DESCRIPTION OF PROPOSED TRANSACTIONS

     Unitil Corporation ("UNITIL"), a New Hampshire corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly owned subsidiary companies, Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("Exeter"), Fitchburg Gas and Electric Light Company ("Fitchburg"), Unitil Power Corp. ("UNITIL Power"), Unitil Realty Corp. ("UNITIL Realty"), Unitil Resources, Inc. ("UNITIL Resources") and Unitil Service Corp. ("UNITIL Service") (the "Subsidiaries" and together with UNITIL the "Applicants") hereby submit this Amendment No. 1 to the application-declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") for authorization and approval under Sections 6(a) and 7, 9(a), 10 and 12(b) of the Act and Rules 43 and 45 thereunder with respect to the following transactions:

              (a) short-term borrowing by UNITIL through June 30, 2000 on a revolving basis under current and proposed unsecured facilities from certain banks up to an aggregate amount of $25 million for a period of time through June 30, 2000;

              (b) short-term borrowings by Fitchburg through June 30, 2000 pursuant to formal or informal credit lines up to $12,000,000; and

              (c) in connection with the continued use of the system money pool ("Money Pool") by the Applicants, pursuant to the Cash Pooling and Loan Agreement ("Pooling Agreement") among UNITIL and the Subsidiaries dated as of February 1, 1985, as amended (attached hereto as Exhibit B-1),(i) for Fitchburg to make loans to the Subsidiaries and incur borrowings from the Applicants, and (ii) for the Applicants to make loans to Fitchburg, both through June 30, 2000.

     By order dated July 11, 1995 the Applicants are currently authorized to make unsecured short-term borrowings and to operate under the Money Pool, as more fully described in the joint application-declaration on Form U-1, as amended, in File No. 70-8623, and the Commission's order with respect thereto (HCAR No. 26328). Pursuant to Rule 52, the continued operation of the Money Pool does not require further Commission approval.

     Neither UNITIL nor any subsidiary thereof presently has, or as a consequence of the proposed transaction will have, an interest in any EWG or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO.

         A.       Bank Borrowing by UNITIL

     In this application-declaration, UNITIL seeks to extend the authorization through June 30, 2000 for its short-term bank borrowing arrangements, as described herein.

     As of March 31, 1997, UNITIL had three unsecured lines of credit: an $8,000,000 unsecured line of credit from the Bank of Boston (attached hereto as Exhibit B-2); an $8,000,000 unsecured line of credit from Fleet Bank - New Hampshire (attached hereto as Exhibit B-3); and a $2,000,000 unsecured line of credit with State Street Bank and Trust Company (attached hereto as Exhibit B-4).

o The $8,000,000 unsecured line of credit from the Bank of Boston is available to UNITIL through July 31,1997. Borrowings will bear an interest rate which at all times shall be the greater of the rate of interest announced publicly by Bank of Boston as the bank's corporate base rate or 50 basis points above the daily federal funds effective rate published by the Federal Reserve Bank of New York. Except in unusual circumstances the bank's corporate base rate would apply. In addition to the line, and for the same period ending July 31, 1997, the Bank of Boston has approved an informal money market lending arrangement for UNITIL. Under this arrangement the Bank of Boston will entertain money market loan requests for minimum amounts of $500,000 at money market rates fixed for a period of up to 60 days. At no time may the combination of borrowings under the line and money market loans exceed $8,000,000. In consideration for the availability of the line of credit, the Bank of Boston will charge on a quarterly in arrears basis, a fee in lieu of balances equivalent to 37.5 basis points times the line amount. The line of credit is available subject to the Bank of Boston's continued satisfaction with the financial condition of UNITIL and to no substantive changes in monetary or governmental regulations.

o The $8,000,000 unsecured line of credit from Fleet Bank is available to UNITIL through July 31, 1997. The interest rate for borrowing under the facility is the lower of rates quoted to UNITIL as: 1) the bank's corporate base rate as established by Fleet from time to time; or the bank's 1 month reserve-adjusted Eurodollar rate plus 30 basis points; or, money market rates that the bank may quote from time to time in its sole discretion. The compensation for extending the facility is an administration fee of $250.00, plus a fee equal to 25 basis points times the first $2,000,000 of the line amount, payable quarterly in arrears. This line is available to UNITIL subject to the bank's continued satisfaction with the financial condition of UNITIL and its subsidiaries and to no substantive changes in monetary or governmental regulations.

o The $2,000,000 unsecured line of credit with State Street Bank and Trust Company is available to UNITIL through June 30, 1997. At UNITIL's option, borrowings under the line bear interest at a rate per annum equal to: 1) the bank's prime rate; or, 2) rates quoted to UNITIL at fixed rates of interest at which the Bank is willing to make money market loans in amounts and interest rate periods requested by UNITIL. Under this arrangement, the prime rate is defined as the rate of interest announced by the Bank of Boston, Massachusetts from time to time as its "Prime Rate". Money market loans may be requested for interest periods of up to 90 days. As compensation for this arrangement UNITIL pays a fee of 25 basis points times the full amount of the facility. The fee is payable quarterly in arrears. This line is available to UNITIL subject to the bank's continued satisfaction with the financial condition of UNITIL and its subsidiaries and to no substantive changes in monetary or governmental regulations.

     The term "corporate base rate", as used in the above discussion of UNITIL's short-term bank borrowing facilities, is synonymous with the prime rate, which is announced publicly by the banks as the rate charged on loans to the largest and most creditworthy business firms. The term "money market rate" refers to a market based rate which is made available by the banks on an offering or "when available" basis. Money market rates are offered by the banks, at a given point in time, and will vary depending on a number of factors including: the availability of bank funds, the bank's internal cost of funding, the creditworthiness of the borrower, the term of the loan, the size of the loan and the degree of competition among the banks in a market. The money market rate offered by a bank is normally a lower rate with more favorable terms and conditions than its corporate base rate. Under its short-term bank borrowing facilities, UNITIL borrows at its banks' money market rates when such rates are available and more favorable than corporate base rates. Any borrowings at money market rates, under current facilities and facilities proposed below, do not and will not exceed the prime rate for unsecured loans by the same bank.

     UNITIL proposes to issue short-term notes pursuant to both formal and informal lines of credit with lending institutions. UNITIL's current borrowing agreements, described above and attached as Exhibits B-2, B-3 and B-4 are typical of the forms of short-term notes proposed to be used by UNITIL. Short-term unsecured promissory notes will be issued by UNITIL to a particular lending institution prior to the first borrowing under that promissory note. Borrowings will be evidenced on a "grid" schedule, in the form attached to each promissory note and will be recorded the day that the request for borrowing is made. The bank holding the respective promissory notes will maintain the record of borrowings and repayments without the necessity of issuing additional notes. UNITIL anticipates that the promissory notes used may vary from the forms described above to reflect customary terms or particular lending practices and policies of different lending institutions, but otherwise will be substantially similar.

     UNITIL's present and proposed short-term borrowing arrangements provide, and will provide, for borrowings at the so-called "base" or "prime" rates and are subject to prepayment at the borrower's option. The borrowing rate shall change as the base rate changes. In addition, short-term notes may provide informal borrowings at "sub-prime" or "money market" rates which may be made available under each credit line arrangement. Money market rates are fixed rates. Under UNITIL's current short-term borrowing arrangements, money market rate borrowings are not subject to prepayment. Money market rate borrowings under the proposed facilities may or may not be subject to prepayment.

     Borrowings under the proposed credit agreements will not exceed the shorter of the term of the particular line of credit or nine months. Short-term notes issued on a transactional basis, will be dated as of the date of issue, will have a maximum term of nine months and will bear interest at the base or money market rate, described above.

     UNITIL requests authority to obtain both formal and informal credit lines with a number of lending institutions. Formal credit lines under the proposed facilities may be subject to compensating balances and/or fee requirements. Compensating balance requirements will not exceed 5% of the committed credit line amount, and fees will not exceed 50 basis points times the total line of credit. UNITIL may change its credit line arrangements and obtain additional formal or informal credit lines over time. The continued availability of such credit lines is subject to the continued review of the lending institutions.

     In addition, UNITIL requests authority to renew and extend current short-term borrowings under the existing and proposed facilities as such borrowings mature, to refund such short-term borrowings with other, similar short-term borrowings, to repay such short-term borrowings or to increase their amount from time to time up to an aggregate amount of $25 million, the maximum limit approved by the UNITIL Board of Directors (see Attachment B-6). UNITIL requests that the authority to undertake new short-term borrowing be granted through June 30, 2000.

     UNITIL expects to use the proceeds derived from short-term bank borrowings authorized by this Commission pursuant to this application/declaration for: (i) loans or advances to subsidiaries, through the Pooling Agreement, (ii) payment of indebtedness, (iii) short-term cash needs which may arise due to payment timing differences, and (iv) other general purposes.

         B.       Short-Term Borrowing by Fitchburg

     Fitchburg requests that it be authorized by the Commission to incur short-term borrowings from banks and the Money Pool in an aggregate principal amount at any one time outstanding not to exceed $12,000,000, which is within the maximum limit approved by its Board of Directors (see Attachment B-5).

     It is anticipated that all short-term borrowings by Fitchburg will be made pursuant to the Pooling Agreement. However, the Fitchburg board resolutions do not prohibit Fitchburg from short-term borrowing outside of the Pooling Agreement. Accordingly, Fitchburg seeks Commission authorization for short-term borrowings up to $12,000,000 through the Pooling Agreement and through direct borrowings from commercial banks.

     Fitchburg will use the proceeds from its short-term borrowing primarily to meet working capital requirements and provide interim financing for its utility construction expenditures. In addition to construction and other physical improvements, the funds will be used for normal debt and preferred stock sinking fund redemptions.

     Any short-term borrowing from commercial banks undertaken by Fitchburg will be under terms and conditions substantially similar to the terms and conditions of the current short-term borrowing agreements between UNITIL and its commercial banks described above in Section A. Fitchburg proposes to issue short-term notes pursuant to both formal and informal lines of credit with lending institutions. Short-term promissory notes are expected to be issued to a particular lending institution prior to the first borrowing under that promissory note from that lender. Borrowings will be evidenced on a so called "grid" schedule, in the form attached to each promissory note and will be recorded the day that the request for borrowing is made. The bank holding the respective promissory notes will maintain the record of borrowings and repayments without the necessity of issuing additional notes. Fitchburg anticipates that the promissory notes used may vary from the forms described above to reflect customary terms or particular lending practices and policies of different lending institutions, but otherwise will be substantially similar.

     Short-term borrowing arrangements will provide for borrowings at the so-called "base" or "prime" rates and will be subject to prepayment at the borrower's option. In addition, short-term notes may provide informal borrowings at "alternate base rates" "sub-prime" or "money market" rates which are to be made available under the line of credit arrangements. Money market rates are fixed rate loans and may or may not be subject to prepayment. Any borrowing at money market rates will be at a rate not to exceed the prime rate for unsecured loans by the same bank.

     Borrowings under these credit agreements will not exceed the shorter of the term of the particular line of credit or nine months. Short-term notes issues on a transactional basis will be dated as of the date of issue, will have a maximum term of nine months and will bear interest at the base or money market rate described above.

     Fitchburg requests authority to secure both formal and informal credit lines with a number of lending institutions. Formal credit lines may be subject to compensating balances and/or fee requirements. Compensating balance requirements will not exceed 5% of the committed credit line amount, and fees will not to exceed 50 basis points times the total line of credit. The Subsidiaries may change their credit line arrangements and obtain additional formal or informal credit lines over time.

     UNITIL and the Subsidiaries will continue to file reports on the short-term borrowings and money pool transactions on a quarterly basis within 30 days after the end of each calendar quarter, and shall contain for each company: (a) the maximum principal amount of short-term borrowings outstanding, (b) the average interest rate for the Money Pool borrowings over the period and (c) the maximum amount outstanding during the period for each source of outside borrowings. Pro Forma Balance Sheets and Income Statements for UNITIL and Fitchburg giving effect to requested maximum borrowings are attached.

         C.       Cash Pooling and Loan Agreement

     All the Applicants currently participate in the Money Pool pursuant to the Pooling Agreement among UNITIL and the Subsidiaries, attached as Exhibit B-1. The Pooling Agreement allows UNITIL and the Subsidiaries to invest their surplus funds and the Subsidiaries to obtain advances (i.e., borrow funds) from the System's Money Pool. UNITIL Service administers the Money Pool for UNITIL and the Subsidiaries on an "at cost basis". This arrangement is used to : (1) provide the Subsidiaries with funds supplied internally by UNITIL and other
Subsidiaries (i.e., surplus funds) and from external sources (i.e., bank borrowings), as described below; and (ii) invest surplus funds of UNITIL and the Subsidiaries in various short-term money market instruments.

     The Money Pool offers several advantages to UNITIL and the Subsidiaries, including: lower overall short-term borrowing costs; a mechanism for each Subsidiary to earn a higher return on interest from surplus funds; and a decreased reliance on external funding sources. Lower borrowing costs are derived from the elimination of the additional banking fees that would be required if each Subsidiary had to maintain its own lines of credit and borrow on its own, and from reduction in the short-term cost of money when UNITIL borrows, in the aggregate, on behalf of the Subsidiaries, as opposed to each Subsidiary borrowing on its own. In addition, the Money Pool provides a mechanism for each Subsidiary to earn short-term interest on surplus funds that are loaned to other Subsidiaries, at a rate normally charged by UNITIL's lead bank instead of at the prevailing short-term investment rate. Overall, the Money Pool arrangement allows UNITIL and the Subsidiaries to effectively maximize the use of internally generated funds and, thereby, decrease the reliance on external funding sources.

     In connection with the continued use of the Money Pool by the Applicants through June 30, 1999, Fitchburg seeks approval to make loans to the Subsidiaries and incur borrowings from the Applicants, and the Applicants seek approval to make loans to Fitchburg.

ITEM 2.       FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:


Legal fees.......................................... $5,000


ITEM 3.       APPLICABLE STATUTORY PROVISIONS

     Sections 6(b), 7, 9(a) and 12(b) of the Act, and Rules 43 and 45 thereunder, are directly applicable to this application and declaration.

         A.       Bank Lines of Credit

     Each of UNITIL's and its Subsidiaries bank facilities is for a period of less than nine months. However, UNITIL's borrowing has in the past exceeded, and will in the future, it is anticipated, exceed, the 5% threshold required for the exemption from the requirement of Commission approval provided by Section 6(b) of the Act. Accordingly, UNITIL requests that the Commission allow this declaration to become effective under Section 7 with respect to the borrowing limit authorized by UNITIL Board of Directors as discussed in section 1.A. UNITIL believes this approval is vital to the interest of UNITIL, its subsidiaries and its customers in order to give the financial flexibility necessary to meet the capital construction and working capital requirements of UNITIL and its subsidiaries, and to allow the UNITIL system to optimize any future financing(s) to permit UNITIL and its subsidiaries to obtain the best terms and conditions, while increasing competition among potential lenders for such financing(s).

         B.       Short-Term Borrowing by Fitchburg

     Fitchburg requests that this declaration be allowed to become effective under Section 7 of the Act with respect to the borrowing limit discussed in Item 1.B. above.

         C.       Cash Pooling and Loan Agreement

     Fitchburg requests under Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 43 and 45 thereunder that it be allowed to make loans to the Subsidiaries and incur borrowings from the Applicants under the Money Pool. The Applicants request under Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 43 and 45 thereunder authority to make loans to Fitchburg under the Money Pool.

ITEM 4.       REGULATORY APPROVALS

     No state or federal commission other than the Securities and Exchange Commission has jurisdiction with respect to any of the proposed transactions.

ITEM 5.       PROCEDURE

     On June 10, 1997, the Commission issued the requisite notice under Rule 23 with respect to the filing of this application-declaration.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.       EXHIBITS AND FINANCIAL STATEMENTS

         a)  Exhibits

Exhibit No.        Description of Exhibit                                         Reference*
-----------------  -------------------------------------------------------------  -------------------------------
B-1                Cash Pooling and Loan Agreement, as                            Exhibit A-1 in File No.
                   amended                                                        70-8066 and Exhibit
                                                                                  A-2 in File No.
                                                                                  70-8623

B-2                Line of Credit and Promissory Note from the                    Previously filed
                   Bank of Boston

B-3                Line of Credit and Promissory Note from Fleet                  Previously filed
                   Bank New Hampshire

B-4                Line of Credit and Promissory Note from State                  Previously filed
                   Street Bank and Trust Company

B-5 Resolutions of Fitchburg Board of Directors Exhibit A-4 to Form authorizing short-term borrowing limits U-1 in File No. 70-8066

B-6                Resolutions of Unitil Board of Directors                       Previously filed
                   authorizing short-term borrowing limits

D-1                New Hampshire Public Utilities Commission                      Exhibit D-3 to Form
                   Order No. 18,416                                               U-1 in File No.
                                                                                  70-8066

D-2                New Hampshire Public Utilities Commission                      Exhibit D-4 to Form
                   Order No. 17,373                                               U-1 in File No.
                                                                                  70-8066

D-3                Massachusetts Department of Public Utilities                   Exhibit D-5 to Form
                   Order No. MDPU 89-66                                           U-1 in File No.
                                                                                  70-8066

F-1                Opinion of Counsel                                             Filed herewith

F-2                "Past Tense" Opinion of Counsel                                To be filed by amendment

G-1                Financial Data Schedules                                       Previously filed

H-1                Proposed Form of Public Notice                                 Previously filed

I-1                Pro Forma Balance Sheets and Income                            Previously filed
                   Statements  for UNITIL and  Fitchburg  giving  effect to
                   requested  maximum  borrowings  under  Board  authorized
                   borrowing limits

* The Exhibits referred to in this column by specific designations and dates have heretofore been filed with the Securities and Exchange Commission under such designations and are hereby incorporated by reference.


         b)   Financial Statements

              (1)   Unitil    Corporation    and    Subsidiary    Companies
                    Consolidated   Actual  and  Pro  Forma   Balance  Sheet  and
                    Statement of Earnings, March 31, 1997 (Previously filed)

              (2) Unitil Corporation (Company only) Actual and Pro Forma Balance Sheet and Statement of Earnings, March 31, 1997 (Previously filed)

              (3) Fitchburg Actual and Pro Forma Balance Sheet and Statement of Earnings, March 31, 1997 (Previously filed)

              (4) Concord Balance Sheet and Statement of Earnings, March 31, 1997 (Previously filed)

              (5) Exeter Balance Sheet and Statement of Earnings, March 31, 1997 (Previously filed)

              (6) Unitil Power Balance Sheet and Statement of Earnings, March 31, 1997 (Previously filed)

              (7) Unitil Realty Balance Sheet and Statement of Earnings, March 31, 1997 (Previously filed)

              (8)   Unitil   Resources   Balance  Sheet  and  Statement  of
                    Earnings, March 31, 1997 (Previously filed)

              (9) Unitil Service Balance Sheet and Statement of Earnings, March 31, 1997 (Previously filed)


ITEM 7.           INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this application and declaration involve a "major federal action" nor do they "significantly effect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. None of the transactions that are subject of this application will result in changes in the operation of the company that will have an impact on the environment. The company is not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions which are the subject of this application.


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION



By:   /s/ Gail A. Siart
      Chief Financial Officer



CONCORD ELECTRIC COMPANY
EXETER & HAMPTON ELECTRIC COMPANY
FITCHBURG GAS AND ELECTRIC LIGHT COMPANY
UNITIL POWER CORP.
UNITIL REALTY CORP.
UNITIL SERVICE CORP.


By:   /s/ Mark H. Collin
      Treasurer


UNITIL RESOURCES, INC


By:   /s/ George R. Gantz
      President



Date: June 25, 1997